Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS

	December 31,
	2007		2006		2005		2004		2003
	(Amounts in thousands of dollars)

Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	55,616		60,036		96,037		89,317		61,297
Portion of rent expense representative of interest factor(A)	22,683		16,663		28,246		22,568		17,964

Fixed charges	78,299		76,699		124,283		111,885		79,261

Earnings:
Pretax income from continuing operations	(29,193)		(68,760)		(85,892)		(65,659)		(120,430)
Less:
Minority interest	160		509		4,188		2,655		2,042
Equity investee (income) loss	1,006		511		752		885		(759)
Fixed charges	78,299		76,699		124,283		111,885		79,261

Amortization of capitalized interest	—		—		86		345		345
Distributed income of equity investees	—		—		—		—		—

Earnings	47,940		6,919		33,537		43,031		(42,107)

Ratio of earnings to fixed charges	(N/A)	(B)	(N/A)	(B)	(N/A)	(B)	(N/A)	(B)	(N/A)	(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.

(B)	Due to the registrant’s loss in 2007, 2006, 2005, 2004 and 2003, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $30.4 million, $69.8 million, $90.7 million $68.9 million and $121.4 million respectively to achieve a coverage ratio of 1:1.

150